SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated December 6, 2018, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated December 6, 2018, the Company informs that on December 5, 2018, Emprendimiento Recoleta S.A. ("ERSA"), subsidiary of the Company, has surrendered to the Government of the City of Buenos Aires the "Buenos Aires Design" premises, in the neighborhood of Recoleta, in compliance with the provisions of the Real Estate License Agreement signed on February 13, 1991 with the Municipality of Buenos Aires, in the framework of the public bid for the license of the Expansion and Reconditioning of the "Recoleta Cultural Center" premises.

In accordance with the extension granted, the Real Estate License Agreement for the property expired on November 17, 2018, having previously received a notification issued by the General Department of Assets and Licenses of the Goverment of the City of Buenos Aires, requesting the extension of the above mentioned license for a period of eighteen (18) consecutive days from the expiration date. In addition, and in accordance with the agreement reached on November 16, 2018, the expiration date of the license contract was established for December 5, 2018, and the surrender of the premises was agreed on "as-is" conditions.

Therefore, yesterday ERSA surrendered the "Buenos Aires Design" premises, ending in consequence the license contract and having fulfilled ERSA with all the obligations inherent to the contract and the agreement signed with the Government of the City of Buenos Aires.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: December 6, 2018